SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
June 21, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI REVIEW OF EXPLORATION ACTIVITY IN THE DEMOCRATIC REPUBLIC OF THE CONGO (DRC).

news release
Queries:                                     Tel: Mobile                                        E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
 (Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA46.05
21 June 2005
ANGLOGOLD ASHANTI REVIEW OF EXPLORATION ACTIVITY IN THE DEMOCRATIC REPUBLIC OF THE CONGO (DRC)
A senior executive team of the AngloGold Ashanti management recently conducted a review of this company's exploration activities in the DRC. The review included a visit to the DRC in early June. The focus of this review was to determine whether this activity could be conducted with integrity, that is, in compliance with the company’s values.
The team held a series of meetings in the national capital Kinshasa, the capital of the Ituri district, Bunia, and at the site of our exploration camp in Mongbwalu. In these three places the team met with representatives of government, the state mining agency, OKIMO, the UN peace keeping force, MONUC and representatives of the Catholic Church.
MONUC has now established a substantial presence in Mongbwalu. We have been assured by MONUC that significant progress with the disarming of militia members has occurred and FNI militia have withdrawn from the town.
The review has identified a number of areas for management action:
-     We have commenced a baseline survey of key issues including operational security, environmental considerations, community health, artisanal mining and social development.
-     We are intensifying our engagement with key community and government stakeholders as well as MONUC in Kinshasa, Bunia and Mongbwalu.
-     We will strictly monitor all contact with outside organisations, maintaining a register of the nature and content of these contacts, and ensure that they are consistent with our values and credible international guidelines for operating in conflict zones.
-     We are discussing with our partner OKIMO, the state mining agency, how to deal with the occupation, without our consent, of houses within our concession.
-     Given the volatility of events in the DRC we will regularly review our activities, and should it become impossible to operate safely and with integrity we will withdraw from the region, as we have done previously.
We remain ready to engage with all interested stakeholders, including government, the United Nations and NGOs to ensure that our actions are consistent with our values and the intentions set out in this statement. It is our belief and hope that our presence contributes to an improvement in the economic prospects for the Democratic Republic of Congo and, thereby, reinforces the peace process.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date JUNE 21, 2005
By: /s/ C R BULL
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Name: C R Bull
Title:    Company Secretary